U. S. Securities and Exchange Commission

Dear Sirs/Mesdames:

       Re: Consent of Expert, Alexco Resource Corp.

I, Michael Stammers, do hereby consent to the filing of the written disclosure in the Annual Information Form for 2006 of Alexco Resources Corp. (the “Company”) under the headings “Update on the Brewery Creek Property” and “Update on the McQuesten Property” (the “Disclosure”), as incorporated by reference into the Company’s Registration Statement on Form 40-F.

I certify that I have read the Disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the Disclosure information in the Company’s Annual Information Form for 2006.

I also hereby consent to the use of my name in the Company’s Annual Information Form for 2006, as incorporated by reference in the Company’s Registration Statement on Form 40-F.

/s/ Michael Stammers
Michael Stammers
P.Geo.
Dated: July 25, 2007
Location: Vancouver, BC